Exhibit 12

Cigna Corporation

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,

(Dollars in millions)	2017	2016
Income before income taxes	$2,024	$1,632
Adjustments:
(Income) loss from equity investees, net of distributions	(5)	2
Loss attributable to noncontrolling interests	8	12
Income before income taxes, as adjusted	$2,027	$1,646
Fixed charges included in income:
Interest expense	$122	$125
Interest portion of rental expense	27	24
Interest credited to contractholders	1	1
Total fixed charges included in income	$150	$150
Income available for fixed charges	$2,177	$1,796
RATIO OF EARNINGS TO FIXED CHARGES:	14.5	12.0